787 Seventh Avenue New York, NY 10019-6099 212 728 8000 Fax: 212 728 8111
December 19, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Equity Trust Inc. Proposed Prospectus/Proxy Statement on Form N-14 (Securities Act File No. 333-137298, Investment Company Act File No. 811-04700) Response to Staff Questions
Ladies and Gentlemen:
On behalf of The Gabelli Equity Trust Inc. (the “Equity Trust”), please find responses to questions provided by Laura E. Hatch of the Staff in a telephone conversation with Rose F. DiMartino of our firm on November 13, 2006 regarding the filing of a proposed prospectus/proxy statement on Form N-14 (the “Prospectus/Proxy Statement”).
For the convenience of the Staff of the Securities and Exchange Commission, questions are described below and have been summarized to the best of our understanding. We have discussed the Staff’s questions with representatives of the Equity Trust. The Equity Trust’s responses to the Staff’s questions are set out immediately under the restated question.
(1)	Question: Confirm that (a) the Equity Trust will contribute seed capital in accordance with Section 14(a) of the Investment Company Act of 1940, as amended, to the proposed new fund (“New Fund”), a fund that is intended to be organized as a non-diversified, closed-end investment company, and (b) the New Fund will be a wholly-owned subsidiary of the Equity Trust prior to the contemplated transaction of exchanging between $60 million and $100 million in assets of the Equity Trust for shares of the New Fund and distributing to common shareholders of the Equity Trust, in the form of a dividend, shares of the New Fund (the “Transaction”).
Response: The Equity Trust confirms that (a) it will contribute seed capital in the amount of $100,000 to the New Fund and (b) the New Fund will be a wholly-owned subsidiary of the Equity Trust prior to the Transaction. It is expected that the Equity Trust will purchase 10,000 shares of common stock, par value $.001 per share, of the New Fund at a price of $10 per share a few days prior to the effectiveness of the Prospectus/Proxy Statement on Form N-14. The shares acquired from the New Fund by the Equity Trust will ultimately be among the shares to be distributed to common shareholders of the Equity Trust. Prior to the distribution and in order to facilitate the

December 19, 2006
spin-off, the number of shares purchased by the Equity Trust from the New Fund and the price per share of the New Fund may be adjusted in order to conform the net asset value of the New Fund with the net asset value of the Equity Trust.

(2)	Question: State the period of time that the New Fund will be a wholly-owned subsidiary of the Equity Trust prior to the consummation of the Transaction.

Response: The Equity Trust anticipates that the New Fund will be a wholly-owned subsidiary of the Equity Trust for not more than three months from the date the seed capital is contributed to the closing date of the Transaction.

(3)	Question: Confirm that the Equity Trust will receive additional shares of the New Fund issued in connection with the Transaction. If new shares are being issued to common shareholders of the Equity Trust in connection with the Transaction, also confirm whether these will be issued directly to shareholders of the Equity Trust or to the Equity Trust itself.

Response: As noted above, the Equity Trust initially will receive 10,000 shares from the New Fund in exchange for providing seed capital. Aside from providing seed capital, the Equity Trust will subsequently contribute a certain amount of its assets to the New Fund (expected to be between $60 and $100 million) in exchange for additional shares of the New Fund. The Equity Trust will then distribute the shares received from the New Fund as a dividend to the Equity Trust’s common shareholders immediately thereafter.

(4)	Question: The Equity Trust previously received no-action relief with respect to a similar transaction in 1994 (the “1994 No-Action Letter”). In the 1994 No-Action Letter, the Equity Trust represented that it would be the sole shareholder of the new fund for a “moment in time” to accomplish the proposed distribution. In connection with the Transaction, state the duration of the “moment of time” the Equity Trust will hold the additional shares of the New Fund before distributing them to Equity Trust common shareholders.

Response: We have confirmed with the Equity Trust that the time between the Equity Trust receiving the additional shares from the New Fund following its subsequent capital contribution of a certain amount of its assets to the New Fund and the time when the dividend is distributed through the DST system for registered shareholders and DTC for beneficial owners will be less than 24 hours.

(5)	Question: In footnote 4 to the 1994 No-Action Letter, the Equity Trust represented that the new fund would undertake to present to its public shareholders its investment management agreement with the adviser within six months of completing the spin-off transaction. Clarify whether the New Fund will also seek public shareholder approval of its investment management agreement within six months of completing the Transaction.

Response: Public shareholder approval of the investment advisory agreement of the New Fund will not be obtained. As is the case with other investment companies, the investment advisory agreement will be subject to approval by a majority of the non-interested Trustees prior to the commencement of the New Fund’s operations. The

December 19, 2006
Prospectus/Proxy Statement will fully describe the advisory fees and advisory agreement for the New Fund and the description of the deliberations and considerations of the New Fund’s Trustees will be set forth in the Prospectus/Proxy Statement. The approval of the Prospectus/Proxy Statement by Equity Trust shareholders will have the effect of the shareholders approving the Transaction and related arrangements, including the investment advisory agreement.
Any questions or comments regarding this letter should be directed to Rose F. DiMartino at (212) 728-8000 or the undersigned at (202) 303-2000.
Very truly yours,
/s/ David Joire
David Joire

cc:	Laura E. Hatch, Division of Investment Management, SEC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Mary C. Carty, Esq., Willkie Farr & Gallagher LLP
Bruce N. Alpert, The Gabelli Equity Trust Inc.
James E. McKee, Esq., The Gabelli Equity Trust Inc.
Carter W. Austin, The Gabelli Equity Trust Inc.